UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61038 / November 20, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13691

In the Matter of
 	
    MOSAIC
    NUTRACEUTICALS CORP.
    (f/k/a MOSAIC
    NUTRICEUTICALS CORP.)
    and
    CHARLES T. TOWNSEND,
 	
Respondents.
	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 21C AND 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, IMPOSING A CEASE-AND-DESIST ORDER, AND REVOKING REGISTRATION OF SECURITIES

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 21C and 12(j) of the Securities Exchange Act of 1934 (the "Exchange Act") against Mosaic Nutraceuticals Corp. (f/k/a Mosaic Nutriceuticals Corp.) ("Mosaic") and pursuant to Section 21C of the Exchange Act against Charles T. Townsend ("Townsend") (collectively the "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents Mosaic and Townsend have each submitted an Offer of Settlement (collectively, the "Offers"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 21C and 12(j) of the Securities Exchange Act of 1934, Making Findings, Imposing a Cease-and-Desist Order, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and the Offers, the Commission finds[1] that:

SUMMARY

1.   This proceeding arises as a result of the issuance of three false and misleading press releases by Mosaic Nutraceuticals Corp. (f/k/a Mosaic Nutriceuticals Corp.) ("Mosaic") and its President, Charles Townsend ("Townsend"). In each of the three press releases, Mosaic claimed that it planned to support the launch of various nutraceutical products[2] with a multi-million dollar advertising and public relations campaign. In fact, when Mosaic issued each of the three press releases, Mosaic had no money, no bank accounts, no business plan, no plan to borrow funds from a bank or other financial institution, and no funds to finance such a campaign or even pay to manufacture its products.

RESPONDENTS

2.   Mosaic is a Nevada corporation based in Dallas, Texas that owns the marketing and distribution rights for various nutraceutical products. Mosaic is a public company whose stock is quoted on the Pink Sheets under the ticker symbol "MCNJ." Mosaic became a reporting company on July 13, 2005 when it filed a Form 10-SB with the Commission.

3.   Charles T. Townsend, age 63, resides in Lewisville, Texas and is the president and a director of Mosaic. Townsend has an accounting degree from the University of Texas and a Master's Degree in Business Administration from the University of North Texas.

FACTS

4.   Mosaic was formed on May 24, 2004 as a result of a reverse merger between a private company named Westchester Group, Inc. ("Westchester") and a public shell company named ePublishedBooks.com, Inc. ("ePub").

5.   Immediately after the merger, Townsend was hired as Mosaic's President, Secretary, and Treasurer.

6.   Between May and December 2004, Mosaic issued seven press releases, three of which announced the pending launch of the company's new nutraceutical products and claimed that Mosaic intended to support the launch of each product with multi-million dollar advertising and public relations campaigns.

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[1] The findings herein are made pursuant to the Respondents' Offers of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] A nutraceutical product is a food or naturally occurring food supplement that is thought to have a beneficial effect on human health.

7.   On July 13, 2004, Mosaic issued a press release announcing the upcoming launch of a proprietary cholesterol-reducing candy chew named Lipotrene. In the press release, Mosaic represented that it planned to "back the launch of Lipotrene with a multi-million dollar advertising and PR campaign."

8.   Mosaic's stock began trading on the Pink Sheets on July 20, 2004.

9.   On August 3, 2004, after the markets had closed, Mosaic issued a press release announcing the upcoming launch of an osteoarthritis and pain-relieving topical rub named Celaprix. Again, Mosaic claimed that it would support the launch of Celaprix "with a multi-million dollar advertising campaign."

10.   On August 4, 2004, the first full business day after the press release was issued, the price of Mosaic stock rose 73 percent to close at $0.26 per share on trading volume of 299,566 shares, an increase from 21,861 shares traded the prior day.

11.   On November 17, 2004, Mosaic issued a press release announcing the pending launch of a proprietary osteoarthritis formula called Joint-2-Life. Once again, Mosaic represented that it planned to support the launch of Joint-2-Life "with a multi-million dollar PR and advertising campaign."

12.   On November 17, the price of Mosaic stock increased 94 percent to close at $0.35 per share on trading volume of 597,638 shares, an increase from 33,000 shares traded the prior day.

13.   Townsend reviewed and approved the language contained in the July 13, 2004, August 3, 2004, and November 17, 2004 press releases, and he authorized the issuance of each press release.

VIOLATIONS

14.   As a result of the conduct described above, Mosaic and Townsend violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in connection with the purchase or sale of securities.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions agreed to in the Offers submitted by Mosaic and Townsend.

Accordingly, it is hereby ORDERED that**:**

A.   Respondent Mosaic cease and desist from committing or causing any violations and any future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

B.   Respondent Townsend cease and desist from committing or causing any violations and any future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

C.   Registration of each class of Respondent Mosaic's securities shall be, and hereby is, revoked pursuant to Section 12(j) of the Exchange Act.

By the Commission.

Elizabeth M. Murphy
Secretary